U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING OF
                FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998

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Part I - REGISTRANT INFORMATION
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Michael Baker Corporation
Airport Office Park, Building 3
420 Rouser Road
Coraopolis, PA  15108

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PART II - RULES 12b-25(b) AND (c)
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The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. The Registrant is hopeful that it will be able to file the subject Annual Report on Form 10-K on or before April 15, 1999.

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Part III - NARRATIVE
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On  March  5,  1999,  a  subsidiary  of  the  registrant,  Baker  Mellon  Stuart
Construction, Inc. (BMSCI), was terminated from its largest active construction project, which was over 90% completed. The project was being performed for Universal City Development Partners (UCDP), and included the construction of the new CityWalk entrance to Universal Studios' theme park in Orlando, FL. Both parties have filed lawsuits in this matter.

Management currently expects that the terminated contract and the financial losses therefrom will have a material adverse effect on the Registrant's results of operations for the year ended December 31, 1998, but is not yet able to compute the financial impact. Management of both BMSCI and the Registrant are working diligently with counsel to quantify such impact. Upon quantification of the charge, the Registrant will be required to obtain waivers from its lender



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under the terms of its revolving credit facility,  due to the financial covenant violations that are expected to result, and to finalize the 1998 financial statements and the audit thereof being performed by PricewaterhouseCoopers LLP. Management is hopeful that the Registrant will be able to complete and file its Annual Report on Form 10-K on or before April 15, 1999.

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Part IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

     J. Robert White
     Michael Baker Corporation
     Executive Vice President and Chief Financial Officer
     (412) 269-6453

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                              [X]   Yes               [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X]   Yes               [ ]   No

     See related Narrative under Part III above.




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SIGNATURE
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Michael  Baker  Corporation  has caused  this  notification  to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 31, 1999                    By    /s/ J. Robert White
                                                -------------------------------
                                                J. Robert White
                                                Michael Baker Corporation
                                                Executive Vice President and
                                                 Chief Financial Officer